UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  GENESCO, INC.
                                  -------------
                                (Name of Issuer)


                      Common Stock, $1 par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    371532102
                               ------------------
                                 (CUSIP Number)


                                  June 10, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 371532102                                          Page 2 of 12 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
     98-0418059
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Cayman Islands
.................................................................................
Number of          5.    Sole Voting Power                  1,875,566(1)
Shares            ..............................................................
Beneficially       6.    Shared Voting Power                0
Owned by Each     ..............................................................
Reporting          7.    Sole Dispositive Power             1,875,566(1)
Person With       ..............................................................
                   8.    Shared Dispositive Power           0
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,566(1)
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     9.78% based on 19,177,348 shares outstanding.(1)
.................................................................................
12.  Type of Reporting Person:

     OO

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).

                                  SCHEDULE 13G

CUSIP No.: 371532102                                          Page 3 of 12 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ANCHORAGE ADVISORS, L.L.C.
     20-0042271
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Delaware
.................................................................................
Number of          5.    Sole Voting Power                  1,875,566(1)
Shares            ..............................................................
Beneficially       6.    Shared Voting Power                0
Owned by Each     ..............................................................
Reporting          7.    Sole Dispositive Power             1,875,566(1)
Person With       ..............................................................
                   8.    Shared Dispositive Power           0
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,566(1)
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     9.78% based on 19,177,348 shares outstanding.(1)
.................................................................................
12.  Type of Reporting Person:

     OO, IA

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).

                                  SCHEDULE 13G

CUSIP No.: 371532102                                          Page 4 of 12 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
     20-0042478
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Delaware
.................................................................................
Number of          5.    Sole Voting Power                  1,875,566(1)
Shares            ..............................................................
Beneficially       6.    Shared Voting Power                0
Owned by Each     ..............................................................
Reporting          7.    Sole Dispositive Power             1,875,566(1)
Person With       ..............................................................
                   8.    Shared Dispositive Power           0
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,566(1)
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     9.78% based on 19,177,348 shares outstanding.(1)
.................................................................................
12.  Type of Reporting Person:

     OO, HC

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).

                                  SCHEDULE 13G

CUSIP No.: 371532102                                          Page 5 of 12 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ANTHONY L. DAVIS
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     United States of America
.................................................................................
Number of          5.    Sole Voting Power                  1,875,566(1)
Shares            ..............................................................
Beneficially       6.    Shared Voting Power                0
Owned by Each     ..............................................................
Reporting          7.    Sole Dispositive Power             1,875,566(1)
Person With       ..............................................................
                   8.    Shared Dispositive Power           0
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,566(1)
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     9.78% based on 19,177,348 shares outstanding.(1)
.................................................................................
12.  Type of Reporting Person:

     IN, HC

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).

                                  SCHEDULE 13G

CUSIP No.: 371532102                                          Page 6 of 12 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     KEVIN M. ULRICH
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Canada
.................................................................................
Number of          5.    Sole Voting Power                  1,875,566(1)
Shares            ..............................................................
Beneficially       6.    Shared Voting Power                0
Owned by Each     ..............................................................
Reporting          7.    Sole Dispositive Power             1,875,566(1)
Person With       ..............................................................
                   8.    Shared Dispositive Power           0
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,566(1)
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     9.78% based on 19,177,348 shares outstanding.(1)
.................................................................................
12.  Type of Reporting Person:

     IN, HC

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).

                                                              Page 7 of 12 Pages


Item 1(a).   Name of Issuer:

             Genesco, Inc. (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Genesco  Park,  1415   Murfreesboro  Road,   Nashville,   Tennessee
37217-2895

Item 2(a).   Name of Person Filing:

             This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)    Anchorage    Capital   Master   Offshore,   Ltd.  ("Anchorage
                   Offshore");

             ii)   Anchorage Advisors, L.L.C. ("Advisors");

             iii)  Anchorage Advisors Management, L.L.C. ("Management");

             iv)   Anthony L.  Davis ("Mr. Davis"); and

             v)    Kevin M. Ulrich ("Mr. Ulrich")

             This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).   Citizenship:

             i) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

             ii)   Advisors is a Delaware limited liability company;

             iii)  Management is a Delaware limited liability company;

             iv)   Mr. Davis is a citizen of the United States of America; and

             v)    Mr. Ulrich is a citizen of Canada.

                                                              Page 8 of 12 Pages

Item 2(d).   Title of Class of Securities:

             Common Stock, $1 par value per share (the "Shares")

Item 2(e).   CUSIP Number:

             371532102

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             This Item 3 is not applicable.

Item 4.      Ownership:

Item 4(a).   Amount Beneficially Owned:

             As of the date hereof, each of the Reporting Persons may be deemed beneficial owner of 1,875,566 Shares.

Item 4(b).   Percent of Class:

             The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner as of the date hereof, constitutes approximately 9.78% of 19,177,348 Shares, the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-Q, there were 19,177,348 shares outstanding as of May 30, 2008).

Item 4(c).   Number of Shares of which such person has:

Anchorage Offshore:
-------------------

(i) Sole power to vote or direct the vote:                          1,875,566(1)

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:           1,875,566(1)

(iv) Shared power to dispose or direct the disposition of:                     0

Advisors:
---------

(i) Sole power to vote or direct the vote:                          1,875,566(1)

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:           1,875,566(1)

(iv) Shared power to dispose or direct the disposition of:                     0

Management:
-----------

(i) Sole power to vote or direct the vote:                          1,875,566(1)

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:           1,875,566(1)

                                                              Page 9 of 12 Pages


(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Davis:
----------

(i) Sole power to vote or direct the vote:                          1,875,566(1)

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:           1,875,566(1)

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Ulrich:
-----------

(i) Sole power to vote or direct the vote:                          1,875,566(1)

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:           1,875,566(1)

(iv) Shared power to dispose or direct the disposition of:                     0

-----------
(1) Reporting Persons held approximately 11.21% (2,150,566 Shares of the Issuer) as of June 10, 2008 (as per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 19,177,348 Shares outstanding).



Item 5.      Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             This Item 7 is not applicable

Item 8.      Identification and Classification of Members of the Group:

             See disclosure in Item 2 hereof.

Item 9.      Notice of Dissolution of Group:

             This Item 9 is not applicable.

Item 10.     Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: June 20, 2008
                                     By:      /s/ Kevin M. Ulrich
                                              ----------------------------------
                                     Name:    Kevin M. Ulrich
                                     Title:   Director

Date: June 20, 2008                  ANCHORAGE ADVISORS, L.L.C.

                                     By:  Anchorage Advisors Management, L.L.C.,
                                          its Managing Member

                                          By:     /s/ Anthony L. Davis
                                                  ------------------------------
                                          Name:   Anthony L. Davis
                                          Title:  Managing Member

Date: June 20, 2008                  ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                     By:      /s/ Anthony L. Davis
                                              ----------------------------------
                                     Name:    Anthony L. Davis
                                     Title:   Managing Member

Date: June 20, 2008                  ANTHONY L. DAVIS

                                     /s/ Anthony L Davis
                                     -------------------------------------------

Date: June 20, 2008                  KEVIN M. ULRICH

                                     /s/ Kevin M. Ulrich
                                     -------------------------------------------

                                                             Page 11 of 12 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A     Joint Filing Agreement, dated June 20, 2008 by and among
      Reporting Persons.......................................                12

                                                             Page 12 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Genesco, Inc. dated as of June 20, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                     ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: June 20, 2008
                                     By:      /s/ Kevin M. Ulrich
                                              ----------------------------------
                                     Name:    Kevin M. Ulrich
                                     Title:   Director

Date: June 20, 2008                  ANCHORAGE ADVISORS, L.L.C.

                                     By:  Anchorage Advisors Management, L.L.C.,
                                          its Managing Member

                                          By:     /s/ Anthony L. Davis
                                                  ------------------------------
                                          Name:   Anthony L. Davis
                                          Title:  Managing Member

Date: June 20, 2008                  ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                     By:      /s/ Anthony L. Davis
                                              ----------------------------------
                                     Name:    Anthony L. Davis
                                     Title:   Managing Member

Date: June 20, 2008                  ANTHONY L. DAVIS

                                     /s/ Anthony L Davis
                                     -------------------------------------------

Date: June 20, 2008                  KEVIN M. ULRICH

                                     /s/ Kevin M. Ulrich
                                     -------------------------------------------